SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of Feb 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement regarding Acquisition of Robeco Groep N.V.’s Share thereby Making It ORIX’s Subsidiary, and Disposal of Treasury Share by Third-Party Allotment as Partial Consideration of such Share Acquisition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: Feb 19, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

February 19, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement regarding Acquisition of Robeco Groep N.V.’s Share thereby Making It

ORIX’s Subsidiary, and Disposal of Treasury Share by Third-Party Allotment as Partial

Consideration of such Share Acquisition

TOKYO, Japan — February 19, 2013 — ORIX Corporation (the “Company”) hereby announces that it has resolved to acquire approximately 90% of the total issued shares of Robeco Groep N.V. (“Robeco”) held by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht; Chairman of the Executive Board: Piet Moerland; “Rabobank”) (the “Share Acquisition”) thereby making Robeco its subsidiary, and that it has resolved to dispose of its treasury share by third-party allotment to pay part of the consideration for the Share Acquisition (the “Treasury Share Disposal”; together with the Share Acquisition, the “Transaction”).

I.	Acquisition of Robeco Shares

1.	Background of the Transaction

Robeco is an asset management company operating globally with 183 billion euros (approx. 23 trillion yen; converted at 1 euro = 124.13 yen; the same shall apply hereinafter) (as of the end of December 2012) in assets under management. Robeco has a broad product lineup, over 80 years of experience and a management track record, in addition to a highly experienced management team. Robeco responded appropriately during the financial crisis, and it continues to grow assets under management since the crisis.

Rabobank, the allottee of the Treasury Share Disposal, is regarded as one of the top three financial institutions in the Netherlands in terms of total assets. Through the Treasury Share Disposal, the Company will establish capital alliance with Rabobank and expand its business in Europe. The Company believes that Rabobank’s continuous shareholding of approximately 10 percent of Robeco shares for a certain period will minimize the effects of the shareholder change as a result of the Transaction, and the Company and Rabobank plan to jointly maintain and develop Robeco’s business platform in Europe.

The Company’s aims for this Transaction are as follows:

(1)	Increase the pace of “Finance + Services”

The Company is pursuing the mid-term management strategy of “Increasing the Pace of ‘Finance + Services’” and “Embracing Growth in Emerging Markets such as Asia.” The Company believes that it is necessary to pursue a new business model by combining finance with related services. Therefore, the Company sets a policy of “pursuing further profitability of lending, expanding investment activities, and increasing expertise in business management.”

The asset management business uses third-party capital and, as such, provides stable, long-term fee revenues without significantly increasing company leverage. The Company has continuously used third-party capital in joint real estate investments with overseas investors and through fund management. In the United States, the Company is already involved in the asset management business through Mariner Investment Group. Furthermore, in pursuit of tangible asset expertise, the Company has recently placed special emphasis on aircraft management and real estate operation and management.

In this manner, the compatibility of this Transaction (which will lead to enhancing our expertise and ensuring stable and long-term commission revenue) with the mid-term management strategy, will greatly contribute to “Increasing the Pace of Finance + Services.”

(2)	Capturing Increasing Global Asset Management Needs (Strengthening the Asset Management Business)

Continued economic growth in emerging markets and global aging is expected to increase the future global demand for asset management beyond that of advanced and emerging markets. The Company has been seeking to build its presence in the global asset management industry in recent years, as evidenced by the 2010 purchase of Mariner Investment Group in the United States.

The Company will acquire Robeco’s established business platform and customer base through this Transaction, and therefore establish a global competitive advantage in asset management business. Accordingly, the Company believes that it will ensure the expansion of profit opportunities by capturing increasing needs in the future.

(3)	Global Business Platform Expansion

The Company aimed to expand “Finance + Services” contributing to fee income through the purchase of Houlihan Lokey, RED Capital Group, and Mariner Investment Group in the United States. Due to the acquisition of Robeco’s United States business platform in this Transaction, the Company aims to strengthen operations in the United States by enhancing services provided to customers and by acquiring specialist expertise.

In addition, while Robeco has had limited expansion in Asia, the Company has over 40 years of history in the region, with a customer base primarily centered on transactions with local financial institutions and local businesses. Complemented by the high future economic growth expected in Asia, Robeco will be able to capitalize on the Company’s existing network to capture new growth opportunities; furthermore, it is anticipated to expand provision of its services to customers.

Furthermore, the Company’s operations in Europe, consisting of an aircraft leasing subsidiary, a leasing subsidiary in Poland and several Houlihan Lokey offices, represent a very small proportion of segment assets. This Transaction is expected to increase the Company’s business opportunities in the European region through the establishment of a capital relationship with Rabobank.

As such, this Transaction will expand the Company’s global business platform in the United States, Asia, and Europe.

(4)	Profit Growth through Expansion of the Highly Profitable Asset Management Business

Asset-management business revenues are broadly divided between management fees based on asset size and commissions from investment performance. Robeco revenues are principally management fees and are characterized by exceptional stability. Even during the financial crisis, revenues were stable despite a decrease in assets under management.

Furthermore, the ROA and ROE for the asset management business are relatively high, as the use of third-party capital does not necessitate a large amount of assets or capital. This Transaction will lead to higher profits in the Company’s Overseas Business segment, and it is expected to improve total ROA, ROE, earnings per share, and accelerate the speed of KPI improvement.

The Company creates new value by firmly establishing each of its businesses in its respective field and by organically linking these businesses. The result is many businesses managed together as a single entity, establishing a unique business model. This Transaction will create new added value, improve profitability, and lead to increased corporate value.

2.	Method of Acquisition

Pursuant to the share purchase agreement to be executed with Rabobank as of today (the “Share Purchase Agreement”), the Company will acquire from Rabobank 4,084,023 shares of Robeco (the “Shares”), which represent approximately 90.0% of the total number of issued shares of Robeco held by Rabobank, and Robeco will become a consolidated subsidiary of the Company.

The total acquisition amount of the Shares (the “Total Share Amount”) is calculated to be approximately 1,935 million euro (approximately 240,191.55 million yen) as of today, which is the date of execution of the Share Purchase Agreement. However, such amount is subject to adjustment depending on an estimation and the actual data of the financial condition of Robeco as of the end of the month immediately preceding the month in which the date of transfer of the Shares (the “Share Transfer Date”) falls.

In addition, the Company will conduct the Treasury Share Disposal to pay up to a maximum of 150 million euro (18,619.50 million yen) out of the Total Share Amount using the common shares held by the Company (number of common shares of the Company divided by the disposal amount)(the amount to be fixed between the Company and Rabobank around early August 2013 as the total amount of the consideration for Shares paid by means of the Treasury Share Disposal is referred to as the “Total Amount of Treasury Share”; the date when the Total Amount of Treasury Share, which is expected to be the date immediately following the Share Transfer Date, is fixed is referred to as the “Fixed Date”; and, since certain factors such as the price of the Company’s shares and exchange rates may change in the future, the Total Amount of Treasury Share will be fixed comprehensively considering such factors on or around the Fixed Date. Payment of the Total Share Amount other than the Total Amount of Treasury Share shall be made in cash.

The closing of the Transaction is subject to applicable legal and regulatory approval including the clearance required under the competition laws in some countries or regions where it is mandatory, which currently seems to be necessary in the Netherland, Dubai, France, Hong Kong, India, Luxemburg, Switzerland and the United States; therefore, it is not possible to close the Transaction until such approval is obtained and the waiting period (if any) expires. It is estimated that 4 or 5 months will be necessary to obtain the relevant legal and regulatory approval; however, when these approvals will be obtained is presently unclear. In addition, regarding the closing of the Treasury Share Disposal, after the above-mentioned procedures are completed, the relevant matters regarding the Treasury Share Disposal, such as the disposal amount, needs to be fixed as of the Fixed Date, and the securities registration statement needs to take effect; thus, the application period and the payment date will be determined considering the waiting period required for the filing to take effect. Taking into consideration these period, the Share Transfer Date and the effective date of the Treasury Share Disposal are scheduled to be early August and late August 2013, respectively.

With respect to the Share Acquisition, it is agreed in the Share Purchase Agreement that an additional consideration shall be paid in cash depending on results related to asset management business of certain Robeco’s subsidiary in each fiscal year from FY 2013 to FY 2015 after completion of the Transaction.

It should be noted that the entity of the Transaction might change to any of the Company’s subsidiaries in the future.

3.	Overview of Subsidiary to be Transferred (Robeco Groep N.V.)

(1)	Name	Robeco Groep N.V. (Robeco)

(2)	Address	Coolsingel 120, 3011 AG Rotterdam, The Netherlands

(3)	Title and name of representative	Roderick Munsters (CEO)

(4)	Main business	Asset management business

(5)	Capital	4.5 million euro (559 million yen) as of the end of December, 2011

(6)	Date of establishment	October 1929

(7)	Major shareholders and shareholding ratio	Rabobank, 100%

(8)	Relationships

	Capital relationship	There is no capital relationship between the Company and Robeco. Furthermore, there is no special capital relationship between the Company’s affiliates and Robeco’s affiliates.

	Personal relationship	There is no personal relationship between the Company and Robeco. Furthermore, there is no special personal relationship between the Company’s affiliates and Robeco’s affiliates.

	Business relationship	There is no business relationship between the Company and Robeco. Furthermore, there is no special business relationship between the Company’s affiliates and Robeco’s affiliates.

(9)	Consolidated business performance and financial condition for the latest three years (millions of euro (millions of yen), unless otherwise specified)

Fiscal year	Fiscal year ended December 31, 2009	Fiscal year ended December 31, 2010	Fiscal year ended December 31, 2011
Consolidated net assets	1,383 (171,672)	1,606 (199,353)	1,365 (169,437)
Consolidated total assets	11,087 (1,376,229)	10,681 (1,325,833)	9,906 (1,229,632)
Consolidated net assets per share (euro)	305 (37,860 yen )	354 (43,942 yen )	301 (37,363 yen )
Consolidated income	512 (63,555)	764 (94,835)	680 (84,408)
Consolidated operating profit	-16 (-1,986)	281 (34,881)	198 (24,578)
Consolidated net income	-11 (-1,365)	181 (22,468)	134 (16,633)
Consolidated net income per share (euro)	-2 (-248 yen )	40 (4,965 yen )	29 (3,600 yen )
Dividend per share (euro)	0 (0 yen )	0 (0 yen )	83 (10,303 yen )

*	The consolidated business performance and financial condition above reflects the business performance and financial condition of Robeco Direct N.V., a consolidated subsidiary of Robeco. Robeco plans to transfer all of Robeco Direct N.V. shares held by it to Rabobank prior to the Share Transfer Date.

4.	Overview of the Seller of Shares (Rabobank)

(1)	Name	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank)

(2)	Address	Croeselaan 18, 3521 CB Utrecht, The Netherlands

(3)	Title and name of Representative	Piet Moerland (Chairman of the Executive Board)

(4)	Main business	Banking business

(5)	Capital	6,002 million euro (745,028 million yen) (as of June 30, 2012)

(6)	Date of establishment	1898

(7)	Total Shareholders’ equity	45,001 million euro (5,585,974 million yen) (as of the end of December 2011)

(8)	Total assets	731,665 million euro (90,821,576 million yen) (as of the end of December 2011)

(9)	Major shareholders and shareholding ratio

Rotterdam 2.72%

Westland 2.66%

Utrecht en omstreken 2.11%

Amsterdam 2.03%

Achterhoek-Oost 1.29%

Tilburg en omstreken 1.28%

Eindhoven-Veldhoven 1.25%

Land van Cuijk en Maasduinen 1.22%

Randmeren 1.20%

Zuid-Holland Midden 1.20%

(as of the end of June, 2012)

(10)	Relationships

	Capital relationship	There is no capital relationship between the Company and Rabobank. Furthermore, there is no special capital relationship between the Company’s affiliates and Rabobank’s affiliates.

	Personal relationship	There is no personal relationship between the Company and Rabobank. Furthermore, there is no special personal relationship between the Company’s affiliates and Rabobank’s affiliates.

	Business relationship	There is no business relationship between the Company and Rabobank. Furthermore, there is no special business relationship between the Company’s affiliates and Rabobank’s affiliates.

	Status of related parties	Rabobank is not a related party of the Company. Furthermore, Rabobank’s affiliates are not related parties of the Company.

5.	Number of Shares to be Acquired, Acquisition Amount, and Status of Shares Held before and after the Acquisition

(1)	Number of shares before transfer	—

(2)	Number of shares to be acquired	4,084,023 shares (Number of voting rights: 4,084,023) (Percentage of voting rights held: approximately 90.00001%)

(3)	Acquisition amount

Common share of Robeco Groep N.V.

1,935,000,142 euro (240,191,567,626 yen) (*1)

Advisory fee (approximate amount)

Approximately 20 million dollars (approximately 1,859 million yen; converted at 1 dollar = 92.95 yen.)

Total (approximate amount): approximately 242,050,567,626 yen (*2)

(4)	Number of shares after transfer	4,084,023 shares (Number of voting rights: 4,084,023) (Percentage of voting rights held: approximately 90.00001%)

(*1)	It was calculated as of today, which is the execution date of the Share Purchase Agreement. Such amount is subject to adjustment depending on an estimation and the actual data of the financial condition of Robeco as of the end of the month immediately preceding the month in which the Share Transfer Date falls.
(*2)	It is the total of the amounts in table on a Yen basis.

II.	Disposal of Treasury Share through Third-Party Allotment

1.	Overview of Disposal

(1)	Disposal date	Late August 2013 (planned)*1

(2)	Number of shares to be disposed of	To be calculated by dividing the Total Amount of Treasury Share (up to a maximum of 150,000,000 euro (18,619,500,000 yen)) by the disposal amount, with the maximum being the number of the Company’s treasury shares on the Fixed Date

(3)	Disposal amount	Higher of (i) simple average of trading volume-weighted average price of the Company’s common shares at the Tokyo Stock Exchange, Inc. (“TSE VWAP”) for five consecutive trading days till the Share Transfer Date (including that date), or (ii) closing price of the Company’s common shares at the TSE on the Share Transfer Date.

(4)	Total disposal amount	To be fixed based on the Total Amount of Treasury Share on the Fixed Date, with a maximum of 150,000,000 euro (18,619,500,000 yen)

(5)	Subscription or disposal method (Allottee)	By third-party allotment (Rabobank, all shares to be disposed of)

*	Subject to change depending on the time required to obtain approvals from the authority including those are required under local competition laws. The disposal date will be a day after which fifteen days have elapsed from the Fixed Date, and is currently expected to be August 19, 2013. However, the disposal date will be fixed on the Fixed Date, and, as a result, may be different from the foregoing expected date.

2.	Purpose of, and Reasons for, Disposal

Please refer to I.1. above. In addition, during negotiations on the Share Purchase Agreement, the Company determined that it would be desirable to build a long-term relationship with Rabobank, which is the seller of the Shares, in viewpoint of expanding the Company’s European business; furthermore, the Company decided to use the Company’s treasury shares for part of the consideration for the Share Acquisition. As stated in I.1. above, Rabobank is one of the three largest banks in the Netherlands in terms of total assets; thus, through the Treasury Share Disposal, the Company will establish capital alliance with Rabobank and expand its business in Europe. The Company believes that Rabobank’s continuous shareholding of approximately 10 percent of Robeco shares for a certain period will minimize the effects of the shareholder change as a result of the Transaction, and the Company and Rabobank plan to jointly maintain and develop Robeco’s business platform in Europe.

3.	Amount, Use, and Anticipated Time of Use, of Funds Raised

(1)	Amount of funds raised

Not applicable because payment will be made by contribution in kind.

(2)	Specific use of funds raised

Not applicable because payment will be made by contribution in kind.

4.	Perspective on Reasonableness of Use of Funds

Not applicable because payment will be made by contribution in kind. However, the Treasury Share Disposal by contribution in kind is carried out as part of building a strategic partnership with Rabobank and Robeco becoming the Company’s subsidiary, which the Company believes is reasonable to improve the corporate value of the Company.

5.	Reasonableness of Disposal Terms

(1)	Basis and details for calculating disposal amount and reasonableness of the amount of assets contributed in kind

The amount shall be the higher of (i) simple average of TSE VWAPs for five consecutive trading days till the Share Transfer Date (including that date), or (ii) closing price of the Company’s common shares at the TSE on the Share Transfer Date. The disposal amount is not fixed, and the Company reserves its final decision regarding whether or not the disposal amount in the Treasury Share Disposal will be deemed as particularly favorable for the allotee; however, it will not be lower than the simple average of TSE VWAPs or the closing price of the Company’s common shares at the TSE on the Share Transfer Date. Accordingly, it is assumed that the disposal amount thus fixed will not be a particularly favorable amount. The Company will obtain an opinion from the Audit Committee regarding the legality of the disposal amount on the Fixed Date, and disclose its final decision.

Further, the Company received certain financial analyses including a comparable company analysis, a precedent transaction analysis and a discounted cash flow (“DCF”) analysis, relating to the value of the Robeco Groep N.V. shares conducted by Goldman, Sachs & Co., a financial advisor in connection with the Transaction, and considered such financial analyses as part of the Company’s overall determination of the value of the Robeco Groep N.V. shares.

(2)	The number of shares to be disposed of and basis for believing that the level of share dilution are reasonable

The Company will disclose the number of shares to be disposed of promptly after it is fixed. Regarding share dilution, the number of shares to be disposed of in the Treasury Share Disposal is limited to the maximum number of the Company’s treasury share held by it as of the Fixed Date; thus, even assuming, based on the total number of treasury share (2,731,714 shares) and the total number of issued shares (excluding treasury share) (107,540,100 shares) as of December 31, 2012, it is anticipated to be an amount to a maximum of around 2.54%. Therefore, the Company believes that the dilution will have a very minor impact.

6.	Reasons for Selecting Allottee

(1)	Overview of the allottee

(1)	Name	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank)

(2)	Address	Croeselaan 18, 3521 CB Utrecht, The Netherlands

(3)	Title and name of representative	Piet Moerland (Chairman of the Executive Board)

(4)	Main business	Banking business

(5)	Capital	6,002 million euro (745,028 million yen) (as of June 30, 2012)

(6)	Date of establishment	1898

(7)	Number of issued shares	6,001,800 shares (unit) (as of June 30, 2012)

(8)	Fiscal term	From January 1 to December 31

(9)	Number of employees	61,103 persons (as of June 30, 2012)

(10)	Main customers	Individuals and corporations

(11)	Main banks	—

(12)	Major shareholders and shareholding ratio

Rotterdam 2.72%

Westland 2.66%

Utrecht en omstreken 2.11%

Amsterdam 2.03%

Achterhoek-Oost 1.29%

Tilburg en omstreken 1.28%

Eindhoven-Veldhoven 1.25%

Land van Cuijk en Maasduinen 1.22%

Randmeren 1.20%

Zuid-Holland Midden 1.20%

(as of the end of June, 2012)

(13)	Relationships

	Capital relationship	There is no capital relationship between the Company and Rabobank. Furthermore, there is no special capital relationship between the Company’s affiliates and Rabobank’s affiliates.

	Personal relationship	There is no personal relationship between the Company and Rabobank. Furthermore, there is no special personal relationship between the Company’s affiliates and Rabobank’s affiliates.

	Business relationship	There is no business relationship between the Company and Rabobank. Furthermore, there is no special business relationship between the Company’s affiliates and Rabobank’s affiliates.

	Status of related parties	Rabobank is not a related party of the Company. Furthermore, Rabobank’s affiliates are not related parties of the Company.

(14)	Business performance and financial condition for the latest three years (millions of euro (millions of yen), unless otherwise specified)

Fiscal year	Fiscal year ended December 31, 2009	Fiscal year ended December 31, 2010	Fiscal year ended December 31, 2011
Consolidated capital	37,883 (4,702,417)	40,757 (5,059,166)	45,001 (5,585,974)
Consolidated total assets	607,483 (75,406,865)	652,536 (80,999,294)	731,665 (90,821,576)
Consolidated capital per share (euro)	9,468 (1,175,263 yen )	6,791 (842,967 yen )	7,498 (930,727 yen )
Consolidated total revenues	12,434 (1,543,432)	12,716 (1,578,437)	13,378 (1,660,611)
Consolidated operating income before tax	2,437 (302,505)	3,286 (407,891)	3,052 (378,845)
Consolidated net income	2,208 (274,079)	2,772 (344,088)	2,627 (326,090)
Consolidated net income per share (euro)	552 (68,520 yen )	462 (57,348 yen )	438 (54,369 yen )
Dividend per share (euro)	85 (10,551 yen )	73 (9,061 yen )	80 (9,930 yen )

*	The Company has confirmed that none of the allottee, its officers or major shareholders (main contributors) has any relationship with an organized crime group and it has submitted a written confirmation to that effect to Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

(2)	Reasons for selecting the allottee

The reasons why the Company selected the allottee are as stated in the section “Purpose of, and Reasons for, Disposal”.

(3)	Allottee’s policy on holding shares

The Company and Rabobank have agreed to build a support system aiming to improve mutual corporate value as strategic partners. Rabobank will submit to the Company a lock-up letter assuring that Rabobank will hold the Company’s shares allotted to it for seven years from the effective date of the Treasury Share Disposal.

Furthermore, the Company and Rabobank will execute an affirmation letter whereby Rabobank agrees (i) that if Rabobank transfers any of the allotted shares within two years from the effective date of the Treasury Share Disposal, it shall report the details thereof to the Company in writing, and (ii) that the Company will report the details to Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd. for public disclosure.

(4)	Confirmed facts regarding existence of assets necessary for payment by the allottee

There is no payment of money because it is contribution in kind. However, the Company has confirmed that Rabobank holds 100% of Robeco Groep N.V. shares (4,537,803 shares) by notarized transfer deed (akte van verkoop en levering), which is an official certificate proving such matters in the Netherlands, and it has determined that Rabobank is definitely making contributions by confirming its holding of contribution assets necessary for payment.

7.	Major Shareholders and Shareholding Ratio after Disposal

Promptly after the number of shares to be disposed of is fixed, the Company will notify this.

8.	Matters relating to Procedures based on the Company’s Code of Conduct

The third-party allotment does not require an opinion being acquired from an independent third party or require any procedures to confirm the intent of shareholders, which are provided for under Article 432 of the Securities Listing Regulations of Tokyo Stock Exchange and Article 2 of the Regulations regarding the Code of Corporate Conduct of Osaka Securities Exchange, because (i) the dilution ratio is less than 25%, and (ii) it does not involve a change in controlling shareholders.

9.	Business Results and Status of Equity Finance for the Latest Three Years

(1)	Business results for the latest three years (consolidated basis)

	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2012
Consolidated sales*	890,128 million yen	944,416 million yen	969,683 million yen
Consolidated operating income	28,121 million yen	72,853 million yen	121,959 million yen
Consolidated net income*	36,512 million yen	66,021 million yen	83,509 million yen
Consolidated net income per share*	358.31 yen	614.21 yen	776.76 yen
Dividend per share	75 yen	80 yen	90 yen
Consolidated net assets per share*	11,975.51 yen	12,154.42 yen	12,841.46 yen

*	Since the Company prepared consolidated financial statements in accordance with the US GAAP, these figures respectively show “Total Revenues,” “Net income attributable to the Company’s shareholders,” “Net income attributable to the Company’s shareholders per share,” and “the Company’s shareholders’ equity per share.”

(2)	Status of the number of issued shares and the number of potential shares (as of December 31, 2012)

	Number of Shares	Ratio to number of issued shares
Number of issued shares	110,271,814 shares (including treasury shares)	100%
Number of potential shares at the current conversion price (exercise price)	23,027,965 shares	20.88%
Number of potential shares at the minimum conversion price (exercise price)	— shares	—%
Number of potential shares at the maximum conversion price (exercise price)	— shares	—%

(3)	Recent share prices

(i)	Over the three years

	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2012
Opening Price	3,320 yen	8,420 yen	7,890 yen
High Price	8,480 yen	9,620 yen	8,640 yen
Low Price	3,200 yen	6,010 yen	5,480 yen
Closing Price	8,290 yen	7,790 yen	7,900 yen

(ii)	Over the last six months

	September	October	November	December	January	February
Opening Price	7,220 yen	7,760 yen	8,170 yen	8,350 yen	9,980 yen	10,000 yen
High Price	8,020 yen	8,450 yen	8,450 yen	9,840 yen	9,990 yen	10,910 yen
Low Price	7,170 yen	7,680 yen	7,800 yen	8,260 yen	9,130 yen	9,900 yen
Closing Price	7,840 yen	8,200 yen	8,270 yen	9,690 yen	9,770 yen	10,310 yen

*	Regarding February 2013, until February 18.

(iii)	Share price on the business day immediately prior to the date of resolution to conduct the disposal

February 18, 2013
Opening Price	10,330 yen
High Price	10,430 yen
Low Price	10,260 yen
Closing Price	10,310 yen

(4)	Status of equity finance for the last three years

Not applicable

10.	Summary of the Disposal

(1)	Type and number of shares to be disposed of

Common shares

To be calculated by dividing the Total Amount of Treasury Share (up to a maximum of 150,000,000 euro (18,619,500,000 yen)) by the disposal amount, with the maximum being the number of the Company’s common shares held by the Company on the Fixed Date

(2)	Disposal amount	higher of (i) simple average of TSE VWAPs for five consecutive trading days till the Share Transfer Date (including that date), or (ii) closing price of the Company’s common shares at the TSE on the Share Transfer Date

(3)	Total disposal amount	To be fixed based on the Total Amount of Treasury Share on the Fixed Date, with a maximum of 150,000,000 euro (18,619,500,000 yen)

(4)	Disposal method	By third-party allotment

(5)	Application period	August 19, 2013 (planned)*

(6)	Payment date	August 19, 2013 (planned)*

(7)	Allottee and number of shares to be disposed of	Rabobank, all shares to be disposed of

(8)	Each of the items above is preconditioned on a filing taking effect under the Financial Instruments and Exchange Act.

*	The application period and payment date are currently expected to be August 19, 2013. However, the application period and payment date will be fixed on the Fixed Date, and, as a result, may be different from the foregoing expected period/date.

III.	Schedule of the Transaction and Future Prospect

1.	Schedule of the Transaction

February, 19, 2013	Execution of the Share Purchase Agreement

Early August 2013 (planned)	Closing date of the Share Transfer Fixed Date (final determination of terms for the Treasury Share Disposal)

Late August 2013 (planned)	Effective date of the Treasury Share Disposal

2.	Future Prospect

The Share Acquisition will have no impact on the performance of the Company during this fiscal year; however, for the next fiscal year and thereafter, it has not been decided at the moment. The Treasury Share Disposal is expected to have only a minimal impact on the performance of the Company.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

This press release may contain forward-looking statements that reflect the Company’s intent, belief and current expectations about future events and financial results. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” or words of similar meaning. These forward-looking statements are not guarantees of future performance. They are based on a number of assumptions about the Company’s operations and are subject to risks, uncertainties and other factors beyond the Company’s control. Accordingly, actual results may differ materially from these forward-looking statements. Factors that could cause such differences include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and under “Business Risk” of the securities report (yukashouken houkokusho) filed with the Director of the Kanto Local Finance Bureau. Nothing in this press release shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by the Company or any affiliate thereof.

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